UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

4 April 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	DRP Share Buyback Programme dated 4 April 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 4 April 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

telecomnz

TRISTAN GILBERTSON

Group General Counsel & Company Secretary

4 April 2012

Dear Shareholder

Telecom Corporation of New Zealand Limited DRP Share Buyback

This letter to shareholders is issued in accordance with the requirements of Section 65(2A) of the Companies Act 1993 and requires no further action on your part. The buyback detailed in this letter will not affect your shares in any way.

Telecom Corporation of New Zealand Limited (“Telecom”, or the “Company”) has recently undertaken a small on-market share buyback programme. This programme commenced on 21 March 2012 and was concluded on 27 March 2012. The shares were purchased to offset the number of shares that will be issued under Telecom’s dividend reinvestment plan (“DRP”). The shares acquired under the buyback have been cancelled.

In respect of this buyback, Telecom advises that between 21 and 27 March 2012, the Company purchased a total of 6,871,300 ordinary shares (approximately 0.36% of the total ordinary shares on issue prior to the commencement of this buyback) at a total cost of $16,478,205 and at an average price of $2.3981 per share.

As the shares acquired under the buyback were purchased on-market via an independent stockbroker, the sellers of these shares are not known to the Company.

If you have any questions in relation to the buyback, please contact Telecom’s investor relations team at investor-info@telecom.co.nz.

While the DRP share buyback programme is now complete as noted above, Telecom will continue an on-market share buyback of up to a maximum aggregate purchase price of NZ$300 million during the 2012 calendar year.

Yours sincerely

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz